UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III


02003076

SEC FILE NUMBER
8-52081

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder


FEB 28 2002

REPORT FOR THE PERIOD BEGINNING AND ENDING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Incapital LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North LaSalle St. Suite 3500
(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Phillip E. Johnson — 312-379-3700 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT *whose opinion is contained in this Report**

Arthur Andersen LLP
Name — *if individual, state last, first, middle name)*

33 West Monroe St.	Chicago,	Illinois	60603
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2002
THOMSON FINANCIAL

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

FOR OFFICIAL USE ONLY

* ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

OATH OR AFFIRMATION

I, Thomas Ricketts, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Incapital, LLC as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


"OFFICIAL SEAL"
LORRAINE A SWIATLY
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 04-17-04

Signature

President

Title

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

Incapital LLC

Statement of Financial Condition
As of December 31, 2001
Together With Auditors' Report


FEB 28 2002


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Executive Board and
Member of Incapital LLC:

We have audited the accompanying statement of financial condition of **INCAPITAL LLC** (the "Company") (a wholly owned subsidiary of Incapital Holdings LLC), an Illinois limited liability company, as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Incapital LLC as of December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Chicago, Illinois
February 15, 2002

INCAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2001

ASSETS	
CASH	$2,444,315
SECURITIES OWNED, at market value	2,115,476
RECEIVABLE FROM CLEARING BROKER	640,894
PROPERTY, net of accumulated depreciation and amortization of $426	1,640
OTHER ASSETS	53,737
Total assets	$5,256,062

LIABILITIES AND MEMBER'S EQUITY	
LIABILITIES:	
Payable to a related party	$2,281,350
Payable to Parent	437,126
Other liabilities	404,664
Total liabilities	3,123,140
MEMBER'S EQUITY	2,132,922
Total liabilities and member's equity	$5,256,062

The accompanying notes to statement of financial condition are an integral part of this statement.

INCAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

Incapital LLC (the "Company", an Illinois limited liability company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is an introducing broker-dealer that engages in the underwriting of corporate debt securities on a best efforts basis. The Company makes a market in securities which it has underwritten.

The Company is a wholly owned subsidiary of Incapital Holdings LLC (the "Parent" or "Member").

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statements

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Fair Value of Financial Instruments

The financial instruments of the Company are reported in the statement of financial condition at market value, or at carrying amounts that approximate fair values because of the short-term nature of the instruments.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property

Property consists of purchased software depreciated on a straight-line basis over three years. Assets are assessed periodically for potential impairment

Income Recognition

Securities transactions and the related revenue and expenses are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, are carried at market value.

Syndicate and management fees which are received on the best efforts underwriting transactions are recorded when each offering closes.

Dividend income is recognized on the ex-dividend date. Interest income is recognized on an accrual basis.

Income Taxes

The Company is treated as a partnership for U.S. tax purposes. A partnership is not liable for income taxes as each partner recognizes his or her proportionate share of the partnership income in his or her tax return; therefore, no provision for taxes is made in the Company's financial statements.

3. SECURITIES OWNED

Securities owned consist of U.S. Treasury bills and corporate debt securities underwritten by the Company that were purchased in the secondary market.

4. RECEIVABLE FROM CLEARING BROKER

The receivable from the clearing broker includes a deposit of $100,000 and a trade date adjustment for trades that had not settled as of December 31, 2001.

5. MANAGEMENT FEES

The Company has entered into an informal management agreement (the "Agreement") with the Parent, which provides administrative services, including office facilities, for the Company. As compensation for these services, the Company pays a management fee in accordance with the terms of the Agreement.

6. OFF-BALANCE SHEET RISK

As an introducing broker that may have customers, the Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer cash accounts introduced by the Company. Customer transactions generally settle three business days after the trade date. If a customer does not complete the purchase or sale transaction, subsequent market fluctuation may require the Company to sell or purchase securities at prices that may differ from the original trade price.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1) (the "Rule"). Under the Rule, the Company is required to maintain net capital equivalent to $100,000 or 6-2/3% of aggregate indebtedness, whichever is greater, as these terms are defined. The ratio of aggregate indebtedness cannot exceed 15 to 1.

Net capital and aggregate indebtedness change from day to day but, at December 31, 2001, the Company had net capital and net capital requirements of $1,947,989 and $208,209, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.60 to 1.

8. LEGAL PROCEEDINGS

In April 2001, the former Managing Member and holder of one half of the Class A units of the Parent (a total of 38% of the outstanding units) filed a lawsuit against the Parent and all of the directors alleging that the Parent breached an oral agreement to purchase his interest in the Parent, and that the individual directors breached their fiduciary duty. The former Managing Member has also asserted an alternative claim alleging that he should be reinstated. The court subsequently issued an order compelling arbitration of this dispute. In arbitration, the Company has asserted an alternative claim against the former Managing Member. The parties are currently engaged in discovery concerning these claims. If the Arbitrator were to find that there was an agreement to purchase the former Managing Member's interest, the cost to the Parent would be between $1,670,000 and $11,020,000. The former Managing Member also seeks other unspecified monetary damages that he has not quantified. The Parent disputes the substance of the claims (including the claim that there was an oral agreement to purchase the former Managing Member's interest) and intends to defend itself vigorously. The effect of the outcome of the arbitration on the financial condition and results of operations of the Company and its Parent cannot be determined at this time.

9. RELATED PARTIES

The Company derives basically all of its revenues from the underwriting of debt instruments of three corporate issuers. One of the issuers is the parent entity of the Parent's Class B unit holder.

An affiliate of the Parent's Class B unit holder has signed a marketing agreement with the Company wherein the affiliate receives a specified percentage of fees as defined in the agreement from the underwriting of debt of certain issuers, as defined in the marketing agreement. As of December 31, 2001, issuances by the three corporate issuers were subject to these fees. The marketing agreement was signed for a five-year period and expires on August 31, 2005. The fees for the year aggregated $5,492,166, of which $2,281,350 were unpaid at year-end and included as Payable to a related party.

This affiliate of the Parent's Class B unit holder received additional consideration by participating as a selling agent in the underwritings of all three issuers.

During 2001, the Company sold property to the Parent at cost basis, less accumulated depreciation